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                      COORS BREWING COMPANY
       1998 ANNUAL MANAGEMENT INCENTIVE COMPENSATION PLAN
                              (MIC)

PARTICIPANTS:

All Department Directors and above in salary grades E08 and E09 will participate in an annual incentive program known as the Management Incentive Compensation Plan (MIC).

Participants who are newly hired or promoted into an eligible position during the Plan year will be eligible to receive a pro-rata share of the incentive payment based on the number of calendar days spent in an eligible position divided by the actual number of days during the year of the Plan.

ANNUAL INCENTIVE PROGRAM TARGET LEVELS AS A PERCENT OF BASE
SALARY AS OF 1-1-98 OR PLAN ENTRY DATE IF LATER:

                    Total On Target
                          Bonus
Position               Potential

CEO/COO                   50%
Executive Staff           40%
VP GBBU                   35%
Vice President            30%
Other Participants        25%

BONUS PAYOUT PARAMETERS:

The Chief Executive Officer (CEO) and Chief Operating Officer
(COO) will be measured on Company financial performance only. All other participants will be evaluated based on two components, the achievement of Company financial performance goals and individual performance goals. The percentages of the total potential bonus are:
                          Company                Individual
Position                 Component                Component

CEO/COO                    100%                       0%
Executive Staff             75%                      25%
Vice President              40%                      60%
Other Participants          40%                      60%

If the Company financial goals are achieved, each participant will receive the portion of the bonus based on the Company component. None of the Company portion will be paid if pre-tax income falls below a minimum of 75% of the target financial goal. The amount of the Company component will be reduced 2% from target for each 1% that actual results fall below the target pretax income goal. For each 1% the Company pretax income exceeds the target goal, the target Company component will increase 2%.

COMPANY FINANCIAL TARGETS:

Annual Company financial goals will be measured based on pre-tax income before special charges or credits for 1998 after incentive plan payouts (in millions).

Minimum               Target               Maximum
95.25                  127                  190.5

Definitions:

Pretax Income - Income before income taxes for external reporting as shown on the Annual Report. Income is defined as Revenues (amounts received from the sales of beer) less Costs (manufacturing costs including brewing, packaging, raw materials, and freight, and all other costs required to run the business including marketing, selling, support costs, interest expense/(income), etc...). This includes both Domestic and International and would also include the revenue and expenses associated with entering an international market.

Special Charges (Credits) - Extraordinary items (one-time unusual events) which are separately identified in the Company's internal and external financial statements and other special items as defined by management.

INDIVIDUAL PERFORMANCE GOALS:

The other portion of the bonus is based on achievement of individual performance goals. The individual portion of the bonus is not dependent on fulfillment of Company financial goals. Individual performance payouts will be based on an individual incentive multiplier of between 0 and 150%, multiplied by the amount equal to the dollar amount of the individual performance component at target:

Above Target       125-150%
On Target            100%
Below Target         0-70%

Individual performance goals will be documented and agreed upon by February 1 of the Plan year or 30 days after the start date in the Plan. Each participant will meet with his or her immediate supervisor to develop individual goals in support of the Company strategies. These goals will be written and signed off by the participant and the supervisor before implementation. All individual goals must be reviewed and approved by the COO or the CEO. At the end of the Plan year each supervisor must submit in writing the results of each individual performance goal and the individual performance multiplier.

FORM AND TIMING OF PAYMENTS:

At the end of the plan year final awards will be calculated.
Payments will be made as soon as practicable after the end of the plan year.

FEDERAL, STATE AND FICA TAX WITHHOLDING:

The Company will be required to withhold all applicable federal, state and FICA income taxes on the awards.

TAX TREATMENT:

Participants realize taxable income at the date the incentive payout is received.

DISCLAIMER:

Coors Brewing Company reserves the right to change, amend or terminate this Plan at any time, for any reason at its sole discretion. This Plan supersedes all prior documentation relating to the Annual Management Incentive Compensation Plan.

NOT EMPLOYMENT CONTRACT:

At no time is this plan to be considered an employment contract between the participants and the Company. It does not guarantee participants the right to be continued as an employee of the Company. It does not effect a participants right to leave the Company or the Company's right to discharge a participant.

TERMINATION PROVISIONS:

Participants must be on the payroll as of 1-1-1999 to receive payment. Any exceptions must be approved by the CEO.